12014919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
RECEIVED
FEB 29 2012
WASH., D.C.
190

SEC FILE NUMBER
8- 67046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MOG Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street, 3rd Floor
(No. and Street)

New York	**New York**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom Kobylarz **(212)659.3973**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Dr. Ste 800	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tom Kobylarz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MOG Capital, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

February 22, 2012

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report 1

Financial Statement

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3 – 9

Independent Auditor's Report

To the Managing Member
MOG Capital, LLC
New York, New York

We have audited the accompanying statement of financial condition of MOG Capital, LLC (the Company) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MOG Capital, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 29, 2012

MOG Capital, LLC

Statement of Financial Condition
December 31, 2011

Assets	
Investments ($3,022,243,468 pledged)	$ 3,051,881,791
Receivable from brokers	127,117,082
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $1,193,522	89,163
Other assets	60,000
Total assets	$ 3,179,148,036
Liabilities and Member's Equity	
Liabilities	
Investments sold, not yet purchased	$ 1,061,789,862
Payable to brokers	1,585,122,417
Accounts payable and accrued expenses	805,742
Due to former trading members	409,583
	2,648,127,604
Member's equity	
Investing member	531,020,432
Total liabilities and member's equity	$ 3,179,148,036

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Nature of operations: MOG Capital, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission that buys, sells and deals as principal in securities and derivative financial instruments for its own account. All of the Company's transactions are cleared through other broker-dealers.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operation, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification™*, sometimes referred to as the Codification or ASC.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and derivative financial instruments: Securities and derivative financial instruments transactions are recorded on a trade-date basis. Positions are carried at fair value with unrealized gains and losses recorded as part of revenue. Related commissions and other trading fees are recorded on trade date and reflected separately in the statement of income. Interest income and expense is recognized under the accrual basis. Dividend income and expense is recognized on the ex-dividend date.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition if maintained at the same broker. When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against the fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

Income taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a partnership and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

The Company follows guidance on how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. At December 31, 2011, management has determined that there are no material uncertain income tax positions. The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2008.

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Furniture, equipment and leasehold improvements: Furniture and equipment are depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life or the lease term.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Foreign currency: Investments denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Gains or losses resulting from foreign currency transactions are included in gains and losses on the statement of income.

Recently adopted accounting pronouncements: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).* ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statements.

In November 2011, the FASB issued ASU 2011-11 — *Balance Sheet (Topic 210)* containing new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company is currently evaluating the effect that the provisions of ASU 2011-11 will have on the Company's financial statements.

Note 2. Assets and Liabilities Reported at Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within Level 1 of the fair value hierarchy. Exchange-traded derivative contracts are valued using exchange settlement prices and typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not.

Restricted stock, convertible bonds and warrants are valued using a model with significant unobservable inputs such as lack of marketability and liquidity discounts incorporated are classified as Level 3 within the fair value hierarchy.

Note 2. Assets and Liabilities Reported at Fair Value (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

Description	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets Level 1	Fair Value Measurements Significant Other Observable Inputs Level 2	Fair Value Measurements Significant Unobservable Inputs Level 3	Total
Investments owned:				
Equities	$ 2,322,720,708	$ -	$ -	$ 2,322,720,708
Equity options	683,556,669	10,567,313	-	694,123,982
Corporate bonds	1,878,750	-	-	1,878,750
Currency futures	448,875	-	-	448,875
Currency forwards	253,482	-	-	253,482
Over-the-counter currencies	-	2,583,653	-	2,583,653
Over-the-counter currency options	-	19,156,120	-	19,156,120
Over-the-counter interest rate swap	-	667,314	-	667,314
Index futures	3,507,634	-	-	3,507,634
Index options	1,986,346	-	-	1,986,346
Options on futures	1,194,992	-	-	1,194,992
Preferred stock	174,107	-	-	174,107
Restricted stock	-	-	1,462,447	1,462,447
Convertible bond	-	-	847,667	847,667
Warrants	-	-	875,714	875,714
Total	$ 3,015,721,563	$ 32,974,400	$ 3,185,828	$ 3,051,881,791
Investments sold, not yet purchased:				
Equities	$ 444,842,925	$ -	$ -	$ 444,842,925
Equity options	458,705,311	4,635,571	-	463,340,882
Exchange-traded funds	5,614,314	-	-	5,614,314
Index futures	86,681,382	-	-	86,681,382
Index options	17,653,897	-	-	17,653,897
Options on futures	3,643,395	-	-	3,643,395
Currency futures	23,540	-	-	23,540
Over-the-counter currencies	-	4,104,753	-	4,104,753
Over-the-counter currency options	-	35,884,774	-	35,884,774
Total	$ 1,017,164,764	$ 44,625,098	$ -	$ 1,061,789,862

The Company assesses the level of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

Note 3. Derivative Instruments

Disclosure is presented to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows. The Company's derivative activities are trading of equity options, futures, swaps and warrants.

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

As a market maker and liquidity provider in various markets, the Company employs arbitrage trading strategies between exchange traded futures and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. The Company's market risk exposure is minimal throughout the year, or neutral as to value-at-risk, as the open derivatives positions have corresponding offsets in other non-derivative instruments.

These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

	Statement of Financial Condition Location	Fair Value of Derivative Assets	Fair Value of Derivative Liabilities	Net
Equity options	Investments owned	$ 694,123,982	463,340,882	$ 230,783,100
Currency futures	and sold, not yet	448,875	23,540	425,335
Currency forwards	purchased	253,482	-	253,482
Over-the-counter currencies		2,583,653	4,104,753	(1,521,100)
Over-the-counter currency options		19,156,120	35,884,774	(16,728,654)
Over-the-counter interest rate swap		667,314	-	667,314
Index futures		3,507,634	86,681,382	(83,173,748)
Index options		1,986,346	17,653,897	(15,667,551)
Options on futures		1,194,992	3,643,395	(2,448,403)
Warrants		875,714	-	875,714

Note 4. Receivable from and Payable to Brokers

Amounts receivable from and payable to brokers at December 31, 2011, consist of the following:

	Receivable	Payable
Cash/margin	$ 119,574,385	$ 1,591,945,138
Unsettled trades	7,477,218	(6,822,721)
Interest	65,479	-
	$ 127,117,082	$ 1,585,122,417

The Company clears certain of its proprietary and customer transactions through other brokers on a fully disclosed basis. The amounts payable to brokers relate to the aforementioned transactions and is collateralized by investments owned by the Company.

Note 5. Contingent Liabilities

In the ordinary course of business, the Company may be named as a defendant in, or be party to, various pending and threatened legal proceedings. In view of the intrinsic difficultly in ascertaining the outcome of such matters, the Company cannot state what the eventual outcome of any such proceeding will be. Management believes, based upon discussions with legal counsel and current knowledge, that liabilities arising out of any such proceedings (if any) will not have a material adverse effect on the financial statements of the Company.

Note 6. Revolving Loan Agreement

On September 1, 2008, the Company entered into a revolving loan agreement with the Investing Member that matures on January 31, 2015. Aggregate borrowings may not exceed $50,000,000. Borrowings are due one year from the date of the advance. Interest is based on the federal funds rate plus 1 percent on the outstanding principal balance. At December 31, 2011, there were no borrowings made under this agreement.

Note 7. Related Parties

Alphabet Management, LLC, the Company's managing member (Managing Member), has the exclusive rights to manage the Company. The Managing Member is an investment adviser registered with the SEC and also the investment manager of Alphabet Partners, L.P., the Company's investing member (Investing Member), which is an investment partnership.

The Investing Member and the Company's proprietary traders (the Trading Members) have no voting rights or rights to manage the Company. The Company's net income or loss is first allocated to the Trading Members based on the terms of their individual agreements, and remaining net income or loss is allocated to the Investing Member. During the year, the Trading Members redeemed their members' interest in the Company per the Amended Operating Agreement. At December 31, 2011, the amount that remains payable to former Trading Members was $409,583.

Note 8. Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, enters into transactions involving derivative financial instruments, primarily options on equity securities. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

The Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2011.

Note 8. Financial Instruments with Off-Balance-Sheet Risk (Continued)

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of credit risk: All trades of the Company are cleared through Merrill Lynch Professional Clearing Corp., Goldman Sachs Execution & Clearing, L.P, and Newedge UK Financial Limited (the brokers). Amounts due to the brokers, if any, and securities sold, not yet purchased are collateralized by securities owned and cash on deposit with the brokers. Pledged investments that can be sold or repledged by the secured party are identified in the Statement of Financial Condition. Pursuant to agreements, the brokers are required to, among other things, perform computations for proprietary accounts of introducing brokers (PAIB) and segregate certain assets on behalf of the Company. However, in the event of the brokers' insolvency or in the event they do not fulfill their obligations, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its brokers.

Note 9. Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined and a ratio of "aggregate indebtedness" to "net capital," both as defined, shall not to exceed 15 to 1. Net capital changes from day to day, but at December 31, 2011, the Company had net capital and net capital requirements of approximately $331,730,000 and $100,000, respectively, and its net capital ratio was 0.00 to 1. The minimum net capital requirements may effectively restrict the payment of distributions.

Note 10. Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 11. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued and noted the Company had withdrawals of approximately $4,548,000 subsequent to December 31, 2011.